Filed pursuant to Rule 433

Registration No. 333-237390

Issuer Free Writing Prospectus dated March 26, 2020

Relating to Preliminary Prospectus Supplement dated March 26, 2020

(to Prospectus dated March 26, 2020)

NVIDIA CORPORATION

Transaction Overview

Issuer:	NVIDIA Corporation

Issue:	Senior Unsecured Notes

Issue Size:	$5,000,000,000

Use of Proceeds:	General corporate purposes, which may include, among other things, repayment of indebtedness

Title:	2.850% Notes due 2030 (the “2030 Notes”)

3.500% Notes due 2040 (the “2040 Notes”)

3.500% Notes due 2050 (the “2050 Notes”)

3.700% Notes due 2060 (the “2060 Notes”)

Principal Amount:	2030 Notes: $1,500,000,000

2040 Notes: $1,000,000,000

2050 Notes: $2,000,000,000

2060 Notes: $500,000,000

Trade Date:	March 26, 2020

Maturity Date:	2030 Notes: April 1, 2030

2040 Notes: April 1, 2040

2050 Notes: April 1, 2050

2060 Notes: April 1, 2060

Coupon:	2030 Notes: 2.850%

2040 Notes: 3.500%

2050 Notes: 3.500%

2060 Notes: 3.700%

Price to Public:	2030 Notes: 99.629% of face amount, plus accrued interest, if any, from March 31, 2020

2040 Notes: 99.800% of face amount, plus accrued interest, if any, from March 31, 2020

2050 Notes: 99.742% of face amount, plus accrued interest, if any, from March 31, 2020

2060 Notes: 99.709% of face amount, plus accrued interest, if any, from March 31, 2020

Net Proceeds (before expenses and underwriting discounts and commissions):	$4,985,820,000

Yield to Maturity:	2030 Notes: 2.893%

2040 Notes: 3.514%

2050 Notes: 3.514%

2060 Notes: 3.714%

Benchmark Treasury:	2030 Notes: UST 1.500% due February 15, 2030

2040 Notes: UST 2.375% due November 15, 2049

2050 Notes: UST 2.375% due November 15, 2049

2060 Notes: UST 2.375% due November 15, 2049

Spread to Benchmark Treasury:	2030 Notes: T+ 205 bps

2040 Notes: T+ 205 bps

2050 Notes: T+ 205 bps

2060 Notes: T+ 225 bps

Benchmark Treasury Price and Yield:	2030 Notes: 106-07; 0.843%

2040 Notes: 121-27; 1.464%

2050 Notes: 121-27; 1.464%

2060 Notes: 121-27; 1.464%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2020

Optional Redemption:	2030 Notes: Prior to January 1, 2030 (3 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 35 basis points; on or after January 1, 2030, at any time at par, plus, in each case, accrued and unpaid interest, if any.

2040 Notes: Prior to October 1, 2039 (6 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 35 basis points; on or after October 1, 2039, at any time at par, plus, in each case, accrued and unpaid interest, if any.

2050 Notes: Prior to October 1, 2049 (6 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 35 basis points; on or after October 1, 2049, at any time at par, plus, in each case, accrued and unpaid interest, if any.

2060 Notes: Prior to October 1, 2059 (6 months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 35 basis points; on or after October 1, 2059, at any time at par, plus, in each case, accrued and unpaid interest, if any.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest, if any

Settlement Date:*	March 31, 2020 (T+3)

Expected Ratings:**	Moody’s: A3 (Positive)

S&P: A- (Stable)

Fitch: A (Stable)

CUSIP/ISIN:	2030 Notes: 67066G AF1 / US67066GAF19

2040 Notes: 67066G AG9 / US67066GAG91

2050 Notes: 67066G AH7 / US67066GAH74

2060 Notes: 67066G AJ3 / US67066GAJ31

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Book-Running Manager:	Goldman Sachs & Co. LLC

*

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before the date of delivery should consult their advisors.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526.

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